SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549






                                    Form 11-K

                                  ANNUAL REPORT






                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1993





          Potlatch Corporation Savings Plan for Hourly Employees
                        of the Wood Products Group




                           Potlatch Corporation
           One Maritime Plaza, San Francisco, California   94111

           POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                         OF THE WOOD PRODUCTS GROUP




                              Table of Contents
                              -----------------

                                                                Page Numbers
                                                                ------------

Independent Auditors' Report                                         1


Statements of Financial Condition                                    2


Statements of Income and Changes in Plan Equity                    3 - 4


Notes to Financial Statements                                      5 - 6


Item 30a - Schedule of Assets Held for Investment Purposes           7


Item 30d - Schedule of Reportable Transactions                       8


Signatures                                                           9


Exhibit Index                                                       10

                        Independent Auditors' Report
                        ----------------------------



Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings Plan for Hourly
  Employees of the Wood Products Group:


We have audited the statements of financial condition of Potlatch Corporation Savings Plan for Hourly Employees of the Wood Products Group as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly the financial position of Potlatch Corporation Savings Plan for Hourly Employees of the Wood Products Group as of December 31, 1993 and 1992 and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          KPMG PEAT MARWICK


April 8, 1994

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE WOOD PRODUCTS GROUP
Statements of Financial Condition
At December 31, 1993 and 1992


                                              1993            1992                                          1993            1992
                                              ----            ----                                          ----            ----

Assets:                                                                     Liabilities and Equity:

  Fixed Income Fund:                                                          Fixed Income Fund:
    Accounts receivable
      Participating employees              $    1,766      $    1,410
    Putnam Fiduciary Trust Company
      GIC Fund                              2,937,399       2,542,510          Fund equity               $2,939,165      $2,543,920
                                           ----------      ----------                                    ----------      ----------
                                            2,939,165       2,543,920                                     2,939,165       2,543,920
                                           ----------      ----------                                    ----------      ----------

  George Putnam Fund:                                                        George Putnam Fund:
    Accounts receivable
      Participating employees                     342             196
    George Putnam Fund of Boston              200,547          10,709          Fund equity                  200,889          10,905
                                           ----------      ----------                                    ----------      ----------
                                              200,889          10,905                                       200,889          10,905
                                           ----------      ----------                                    ----------      ----------

  Convertible Fund:                                                          Convertible Fund:
    Accounts receivable
      Participating employees                     302             212
    Putnam Convertible Income-Growth
      Fund                                  1,061,344         773,574          Fund equity                1,061,646         773,786
                                           ----------      ----------                                    ----------      ----------
                                            1,061,646         773,786                                     1,061,646         773,786
                                           ----------      ----------                                    ----------      ----------

  Growth and Income Fund:                                                    Growth and Income Fund:
    Accounts receivable
      Participating employees                     348             269
    Putnam Fund for Growth and Income         268,793          15,028          Fund equity                  269,141          15,297
                                           ----------      ----------                                    ----------      ----------
                                              269,141          15,297                                       269,141          15,297
                                           ----------      ----------                                    ----------      ----------

  Voyager Fund:                                                              Voyager Fund:
    Accounts receivable
      Participating employees                     821             669
    Putnam Voyager Fund                       612,743          29,728            Fund equity                613,564          30,397
                                           ----------      ----------                                    ----------      ----------
                                              613,564          30,397                                       613,564          30,397
                                           ----------      ----------                                    ----------      ----------

  Stock Fund:                                                                Stock Fund:
    Cash and equivalents                          122           1,053          Forfeitures                      122           1,053
    Accounts receivable:
      Participating employees                     572             510
    Potlatch Corporation common
    stock, 44,478 shares (30,564
    shares in 1992)                         2,096,023       1,405,922          Fund equity                2,096,595       1,406,432
                                           ----------      ----------                                    ----------      ----------
                                            2,096,717       1,407,485                                     2,096,717       1,407,485
                                           ----------      ----------                                    ----------      ----------

                                           $7,181,122      $4,781,790                                    $7,181,122      $4,781,790
                                           ==========      ==========                                    ==========      ==========



The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE WOOD PRODUCTS GROUP
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1993


                                                                                  Growth
                                               Fixed       George                   and
                                               Income      Putnam  Convertible    Income      Voyager      Stock
                                                Fund        Fund      Fund         Fund        Fund         Fund         Total
                                               ------      ------  -----------    ------      -------      -----         -----

Income on fund transactions:
  Interest income                           $  180,499   $      -   $        -   $      -    $      -    $        6    $  180,505
  Dividend and other income                          -     11,243       80,572     15,194      21,811        56,087       184,907
                                            ----------   --------   ----------   --------    --------    ----------    ----------
                                               180,499     11,243       80,572     15,194      21,811        56,093       365,412
                                            ----------   --------   ----------   --------    --------    ----------    ----------

Market value appreciation of assets                  -          -       60,598        940      45,822        58,687       166,047
                                            ----------   --------   ----------   --------    --------    ----------    ----------

Contributions (Note 2):
  Employee                                     531,066    141,024      144,889    200,218     394,246       353,973     1,765,416
  Employer                                           -          -            -          -           -       354,485       354,485
                                            ----------   --------   ----------   --------    --------    ----------    ----------
                                               531,066    141,024      144,889    200,218     394,246       708,458     2,119,901


Transfers from other funds                      33,819     42,201       91,154     40,388     127,623        27,927       363,112
                                            ----------   --------   ----------   --------    --------    ----------    ----------

    Total increases                            745,384    194,468      377,213    256,740     589,502       851,165     3,014,472
                                            ----------   --------   ----------   --------    --------    ----------    ----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       134,313        366       28,540        927       5,099        76,606       245,851
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -            -          -           -         2,510         2,510
  Forfeitures and other adjustments
    to employer contributions                        -          -            -          -           -           123           123
  Transfers to other funds                     215,826      1,505       60,813      1,969       1,236        81,763       363,112
                                            ----------   --------   ----------   --------    --------    ----------    ----------
                                               350,139      1,871       89,353      2,896       6,335       161,002       611,596
                                            ----------   --------   ----------   --------    --------    ----------    ----------

Market value depreciation of assets                  -      2,613            -          -           -             -         2,613
                                            ----------   --------   ----------   --------    --------    ----------    ----------

    Total decreases                            350,139      4,484       89,353      2,896       6,335       161,002       614,209
                                            ----------   --------   ----------   --------    --------    ----------    ----------

    Net increase in equity                     395,245    189,984      287,860    253,844     583,167       690,163     2,400,263

Equity at beginning of period                2,543,920     10,905      773,786     15,297      30,397     1,406,432     4,780,737
                                            ----------   --------   ----------   --------    --------    ----------    ----------

Equity at end of period                     $2,939,165   $200,889   $1,061,646   $269,141    $613,564    $2,096,595    $7,181,000
                                            ==========   ========   ==========   ========    ========    ==========    ==========



The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE WOOD PRODUCTS GROUP
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1992

                                                                                   Growth
                                              Fixed        George                    and
                                              Income       Putnam   Convertible    Income      Voyager      Stock
                                               Fund         Fund        Fund        Fund        Fund         Fund        Total
                                              ------       ------   -----------    ------      -------      -----        -----

Income on fund transactions:
  Interest income                           $  152,724    $     -    $     69     $     -     $     -    $      448    $  153,241
  Dividend and other income                          -          -      36,060           -         755        38,479        75,294
                                            ----------    -------    --------     -------     -------    ----------    ----------
                                               152,724          -      36,129           -         755        38,927       228,535
                                            ----------    -------    --------     -------     -------    ----------    ----------

Market value appreciation of assets                 19         19      83,721         131           -       195,287       279,177
                                            ----------    -------    --------     -------     -------    ----------    ----------

Contributions (Note 2):
  Employee                                     694,211     10,886     185,911      15,166      29,839       246,080     1,182,093
  Employer                                           -          -           -           -           -       108,449       108,449
                                            ----------    -------    --------     -------     -------    ----------    ----------
                                               694,211     10,886     185,911      15,166      29,839       354,529     1,290,542
                                            ----------    -------    --------     -------     -------    ----------    ----------

Transfers from other funds                      11,643          -       6,239           -           -         5,921        23,803
                                            ----------    -------    --------     -------     -------    ----------    ----------

    Total increases                            858,597     10,905     312,000      15,297      30,594       594,664     1,822,057
                                            ----------    -------    --------     -------     -------    ----------    ----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       173,979          -      46,229           -           -        57,989       278,197
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -           -           -           -        38,169        38,169
  Forfeitures and other adjustments
    to employer contributions                        -          -           -           -           -           175           175
  Transfers to other funds                       5,756          -       3,356           -           -        14,691        23,803
                                            ----------    -------    --------     -------     -------    ----------    ----------
                                               179,735          -      49,585           -           -       111,024       340,344
                                            ----------    -------    --------     -------     -------    ----------    ----------

Market value depreciation of assets                  -          -           -           -         197             -           197
                                            ----------    -------    --------     -------     -------    ----------    ----------

    Total decreases                            179,735          -      49,585           -         197       111,024       340,541
                                            ----------    -------    --------     -------     -------    ----------    ----------

    Net increase in equity                     678,862     10,905     262,415      15,297      30,397       483,640     1,481,516

Equity at beginning of period                1,865,058          -     511,371           -           -       922,792     3,299,221
                                            ----------    -------    --------     -------     -------    ----------    ----------

Equity at end of period                     $2,543,920    $10,905    $773,786     $15,297     $30,397    $1,406,432    $4,780,737
                                            ==========    =======    ========     =======     =======    ==========    ==========



The accompanying notes are an integral part of these financial statements.



             POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                           OF THE WOOD PRODUCTS GROUP
                          Notes to Financial Statements
                     Years Ended December 31, 1993 and 1992


Note 1.  Principal Accounting Policies
- - --------------------------------------

     Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting.

Note 2.  General
- - ----------------

     The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. Also effective December 1, 1992, the plan added three investment options and made other significant changes to plan provisions. A discussion of the new investment options and other plan changes is included in the following paragraphs.

     Each eligible hourly employee who elects to participate in the plan makes deferred contributions, up to 15% of monthly earnings. Deferred contributions are deducted before income taxes are withheld. Participants may invest in any combination of six investment funds: a fixed income fund, a stock fund and four mutual funds. The four mutual funds are: the Putnam Convertible Income-Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund and the George Putnam Fund of Boston. The latter three funds were added effective December 1, 1992. The Fixed Income Fund is also a Putnam Fund (the Putnam Fiduciary Trust Company GIC Fund) and became an investment option at December 1, 1992, replacing the IDS Trust Income Fund maintained at Wells Fargo Bank.

     Effective July 1, 1993, employer matching contributions to the plan on behalf of certain non-represented plan participants employed in the Western Division of the Wood Products Group equal 50% of the participant's deferred contributions, provided that in no event may the employer match more than 5% of the participant's earnings. Prior to July 1, 1993, the employer could match no more than 3% of the participant's earnings.

     Effective June 1, 1992, employer matching contributions to the plan on behalf of each plan participant employed at the Grand Rapids Mill of Minnesota Wood Products equal 50% of the participant's deferred contributions made after May 31, 1992, provided that in no event may the employer match more than 2% of the participant's earnings. Effective November 1, 1993, the employer may match up to 4% of the participant's earnings.

- - ------------------------

     Effective January 1, 1993, employer matching contributions to the plan on behalf of each plan participant employed at the Wood Products Group, Western Division, operations at Lewiston, Pierce, Headquarters and Bovill equal 30% of the participant's deferred contributions, provided that in no event may the employer match more than 5% of the participant's earnings.

     Employer matching contributions are invested in company stock. Federal tax rules place certain limitations on employee and employer contributions.

     Effective December 1, 1992, the plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

     Separate accounts are maintained for each participant's deferred and rollover employee contributions by investment fund and a matching account is maintained for each participant's employer matching contributions. The accounts are credited with contributions and earnings or losses attributable to such contributions.

     A participant may transfer past deferred and rollover contributions among funds at any time. Prior to December 1, 1992, a participant could transfer past deferred contributions at the end of each quarter.

     A participant's interest in his or her deferred accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the plan. A participant's matching account will become 100% vested without regard to the participant's years of service if the plan terminates, or if the participant attains age 65 as an employee of the company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year.

     Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

Note 3.  Federal Income Taxes
- - -----------------------------

     The Commissioner of Internal Revenue has ruled that the plan, effective January 1, 1988, meets the requirements of a plan qualified under section 401(a) of the Internal Revenue Code (the "Code"), including a cash or deferred arrangement qualified under section 401(k) of the Code.

                                                                    Schedule I
                                                                    ----------

           POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                         OF THE WOOD PRODUCTS GROUP
         Item 30a - Schedule of Assets Held for Investment Purposes
                            At December 31, 1993




Party-In-                                                                                                Current
Interest         Issue                                 Description                       Cost<1>          Value
- - ---------        -----                                 -----------                       ----            -------

             Putnam Funds                         Putnam Fiduciary Trust
                                                    Company GIC Fund                  $2,937,399       $2,937,399
             Putnam Funds                         George Putnam Fund
                                                    of Boston                            203,079          200,547
             Putnam Funds                         Putnam Convertible Income
                                                    Growth Trust                         995,166        1,061,344
             Putnam Funds                         The Putnam Fund for Growth
                                                    and Income                           267,413          268,793
             Putnam Funds                         The Putnam Voyager Fund                565,259          612,743
   *         Potlatch Corporation                 Common Stock                         1,697,573        2,096,023


   <1>   Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. With respect to the Putnam Convertible Income Growth Trust shown above, cost for such fund represents fair market value at date of transfer adjusted by subsequent activity.



                                                                   Schedule II
                                                                   -----------

              POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                            OF THE WOOD PRODUCTS GROUP
                  Item 30d - Schedule of Reportable Transactions
                       For the Year Ended December 31, 1993


The plan shares in five percent reportable transactions with the other Potlatch Corporation hourly savings plans. Five percent reportable transactions for all hourly plans as certified by Putnam Fiduciary Trust Company for the year ended December 31, 1993 are detailed below.


Number of                     Description               Cost of          Current Value at
Transactions                   of Assets                 Asset          Date of Transaction     Net Gain
- - ------------                  -----------               -------         -------------------     --------

                         Putnam Fiduciary Trust
                            Company GIC Fund
                         ----------------------

203 Purchases               5,788,409 Units            $5,788,409          $5,788,409           $    -
230 Sales                   3,227,195 Units             3,227,195           3,227,195                -

                            George Putnam Fund
                                of Boston
                            ------------------

118 Purchases                  67,560 Shares              949,578             949,578                -
 60 Sales                       3,479 Shares               48,772              49,600              828

                            Putnam Convertible
                         Income Growth Fund, Inc.
                         ------------------------

138 Purchases                 107,562 Shares           2,095,190            2,095,190                -
109 Sales                      38,441 Shares             697,591              746,213           48,622

                            The Putnam Fund for
                             Growth and Income
                            -------------------

145 Purchases                 125,097 Shares           1,696,868            1,696,868                -
 67 Sales                       6,211 Shares              82,986               85,445            2,459

                                The Putnam
                               Voyager Fund
                               ------------

170 Purchases                 340,732 Shares           3,743,310            3,743,310                -
 91 Sales                      53,154 Shares             555,211              567,995           12,784

                          Potlatch Common Stock
                          ---------------------

161 Purchases                 134,583 Shares           6,082,249            6,082,249                -
232 Sales                      50,611 Shares           1,881,461            2,330,792          449,331




                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:



                                   Potlatch Corporation Savings Plan
                                   ---------------------------------
                                      for Hourly Employees of the
                                      ---------------------------
                                          Wood Products Group
                                          -------------------



                                   By     Terry L. Carter
                                     ---------------------------------
                                          Terry L. Carter, Controller
                                          Potlatch Corporation




Date:  June 24, 1994

            POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                          OF THE WOOD PRODUCTS GROUP




                                 Exhibit Index
                                 -------------

Exhibit
- - -------

 (23)             Consent of Independent Auditors.